Exhibit 99.1

Realm Therapeutics plc

(“Realm Therapeutics”, “Realm” or the “Company”)

2018 Annual Report Available and Form 20-F Filing

April 10 2019 – Realm Therapeutics plc (NASDAQ: RLM) today announces that its 2018 Annual Report is now available on the Company’s website, www.realmtx.com, and will be posted to those shareholders who have not elected to receive the document electronically. Today the Company will also file Form 20-F with the U.S. Securities and Exchange Commission.

2018 Passive Foreign Investment Company (PFIC) Annual Information Statement

Realm’s 2018 PFIC Annual Information Statement is posted to the Investor Relations section of the Company’s website, www.realmtx.com under the Investor Resources tab. U.S. shareholders are advised to consult with their tax advisors with respect to the 2018 PFIC Annual Information Statement.

About Realm Therapeutics

Realm Therapeutics is currently exploring strategic alternatives. The Investing Policy, which remains the strategic focus of the Directors, requires the Company to seek to invest in, partner with, acquire and/or be acquired by a company with meaningful development potential in the life sciences sector or with good overall business prospects. For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These forward-looking statements reflect the Company’s judgment at the date of this announcement and are not intended to give any assurance as to future results. Except as required by Nasdaq or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

RNS-RLM

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US:  +44 (0) 20 3727 1000

US:  +1 212 600 1902

Argot Partners	FTI Consulting
Stephanie Marks/Claudia Styslinger	Simon Conway
+1 212 600 1902	+44 (0) 20 3727 1000